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                             August 16, 2021

       Alberto Bianchinotti
       Chief Financial Officer
       LF Capital Acquisition Corp. II
       1909 Woodall Rodgers Freeway
       Suite 500
       Dallas, TX 75201

                                                        Re: LF Capital
Acquisition Corp. II
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Response Letters
dated July 26, 2021 and August 2, 2021
                                                            CIK 0001851266

       Dear Mr. Bianchinotti:

              We have reviewed your response letters and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Response Letter dated July 26, 2021

       General

   1.                                                   We note your response
to comment 2. However, we continue to believe that you
                                                        should revise to
clarify how this period of time may be extended and quantify the limit to any such extension, as
applicable.
       Response Letter dated August 2, 2021

       Capitalization, page 72

   2. We note your response to prior comment 1. While we acknowledge that the terms of
 Alberto Bianchinotti
LF Capital Acquisition Corp. II
August 16, 2021
Page 2
      warrant agreement do not result in a situation where there would be a disproportionate right of the warrant holders to receive cash in excess of the rights of the Class A common shareholders to receive cash in the event of a tender offer, we continue to believe the warrant agreement includes a provision that could require net cash settlement that is outside of the limited circumstances outlined in ASC 815-40-55-2 through ASC 815-40-
      55-6 and thus liability classification is required. Please advise or revise.
       You may contact Jorge Bonilla at 202-551-3414 or Robert Telewicz at 202-551-3438 if
you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Gowetski at 202-551-3401 or Pam Long at 202-551-3765 with any other questions.



                                                           Sincerely,
FirstName LastNameAlberto Bianchinotti
                                                           Division of
Corporation Finance
Comapany NameLF Capital Acquisition Corp. II
                                                           Office of Real
Estate & Construction
August 16, 2021 Page 2
cc:       Thomas Friedmann
FirstName LastName